EXHIBIT 99.1

GRT Mall JV, LLC

Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011, and the Period from
Inception (March 26, 2010) through December 31, 2010

GRT Mall JV, LLC

Independent Auditors' Report

To the Members of
GRT Mall JV, LLC
Columbus, Ohio

We have audited the accompanying financial statements of GRT Mall JV, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in members' equity, and cash flows for the years ended December 31, 2012 and 2011, and the period from inception (March 26, 2010) to December 31, 2010, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GRT Mall JV, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012 and 2011 and the period from inception (March 26, 2010) to December 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Chicago, Illinois
February 22, 2013

GRT Mall JV, LLC

Consolidated Balance Sheets
(Dollars in Thousands)

December 31,	2012	2011

Assets

Investment in Real Estate
Land	$63,390	$56,691
Buildings, improvements and equipment	354,981	352,347

	418,371	409,038
Less accumulated depreciation	131,564	118,112

Net Investment in Real Estate	286,807	290,926

Cash and cash equivalents	6,605	6,321
Restricted cash	7,456	689
Tenant accounts receivable, net of allowance for doubtful accounts of $836 and $850, respectively	4,825	5,121
Deferred financing costs, net of accumulated amortization of $1,429 and $1,267, respectively	2,373	179
Deferred leasing costs, net of accumulated amortization of $2,014 and $2,289, respectively	2,635	2,444
Above-market lease intangibles	980	1,109
Prepaid and other assets	2,333	2,238

Total Assets	$314,014	$309,027

Liabilities and Members' Equity

Mortgage notes payable	$240,686	$207,252
Accounts payable and accrued expenses	2,693	4,255
Below-market lease intangibles	2,805	3,361
Security deposits	209	237
Deferred income	1,486	1,216

Total Liabilities	247,879	216,321

Members' Equity	66,135	92,706

Total Liabilities and Members' Equity	$314,014	$309,027

See accompanying notes to consolidated financial statements.

GRT Mall JV, LLC

Consolidated Statements of Comprehensive Income
(Dollars in Thousands)

			Period from inception
	Year Ended	Year Ended	(March 26, 2010)
	December 31,	December 31,	through December 31,
	2012	2011	2010

Revenues
Minimum rents	$32,192	$33,174	$25,668
Percentage rents	731	871	561
Tenant reimbursements	14,455	14,672	10,778
Other	2,082	2,192	1,788

Total Revenues	49,460	50,909	38,795

Expenses
Real estate taxes	5,775	5,426	4,057
Property operating expenses	11,489	11,340	8,672
Provision for doubtful accounts	588	584	604
Other operating expenses	1,792	1,748	1,383
General and administrative expenses	369	319	85
Depreciation and amortization	14,569	14,283	11,149

Total Expenses	34,582	33,700	25,950

Operating Income	14,878	17,209	12,845

Interest expense, net	11,314	10,849	8,564

Net Income	3,564	6,360	4,281

Other comprehensive loss on derivative instruments	(15)	—	—
Comprehensive Income	$3,549	$6,360	$4,281

See accompanying notes to consolidated financial statements.

GRT Mall JV, LLC

Consolidated Statements of Changes in Members' Equity
(Dollars in Thousands)

			Total
	GRT WSP-LC	BRE/GRJV	Member's
	Holdings, LLC	Holdings, LLC	Equity

Capital Contributions, at inception (March 26, 2010)	$37,560	$61,055	$98,615

Distributions	(1,800)	(2,700)	(4,500)

Net income	1,712	2,569	4,281

Members' Equity, December 31, 2010	37,472	60,924	98,396

Distributions	(4,820)	(7,230)	(12,050)

Net income	2,544	3,816	6,360

Members' Equity, December 31, 2011	35,196	57,510	92,706

Distributions	(12,048)	(18,072)	(30,120)

Loss on derivative instrument	(6)	(9)	(15)

Net income	1,426	2,138	3,564

Members' Equity, December 31, 2012	$24,568	$41,567	$66,135

See accompanying notes to consolidated financial statements.

GRT Mall JV, LLC

Consolidated Statements of Cash Flows
(Dollars in Thousands)

			Period from inception
			(March 26, 2010)
	Year Ended	Year Ended	through
	December 31,	December 31,	December 31,
	2012	2011	2010

Cash Flows From Operating Activities
Net income	$3,564	$6,360	$4,281
Adjustments to reconcile net income to net cash provided by operating activities
Provision for doubtful accounts	588	584	604
Depreciation and amortization	14,569	14,283	11,149
Amortization of deferred financing costs	435	148	113
Amortization of above-below market leases	(427)	(538)	(448)
Net changes in operating assets and liabilities
Tenant accounts receivable	(481)	(601)	(1,332)
Prepaid and other assets	(95)	87	(97)
Accounts payable and accrued expenses	(974)	1,603	89
Security deposits	(28)	(15)	33
Deferred income	270	(149)	424
Net cash provided by operating activities	17,421	21,762	14,816

Cash Flows From Investing Activities
Additions to investment in real estate	(10,404)	(5,156)	(2,056)
Additions to deferred leasing costs	(840)	(710)	(399)
Net increase in cash upon member contribution of real estate entity	—	—	1,912
(Additions to) withdrawals from cash in escrow	(6,767)	91	870
Net cash (used in) provided by investing activities	(18,011)	(5,775)	327

Cash Flows From Financing Activities
Net advances from (to) affiliates	189	333	(524)
Additions to deferred financing costs	(2,629)	—	(2)
Distributions	(30,120)	(12,050)	(4,500)
Proceeds from mortgage notes payable	122,500	—	—
Principal payments on mortgage notes payable	(89,066)	(4,724)	(3,342)
Net cash provided by (used in) financing activities	874	(16,441)	(8,368)

Net Increase (Decrease) in Cash and Cash Equivalents	284	(454)	6,775

Cash and Cash Equivalents, at beginning of period	6,321	6,775	—

Cash and Cash Equivalents, at end of period	$6,605	$6,321	$6,775

See accompanying notes to consolidated financial statements.

GRT Mall JV, LLC

Notes to Consolidated Financial Statements
(Dollars in Thousands)

1.    Summary of Organization and Significant Accounting Policies

The following is a summary of the organization and significant accounting policies followed in the preparation of these financial statements.

Organization

GRT Mall JV, LLC (the “Company”) was formed in March 2010 for the purpose of operating and holding for long-term investment the real property and improvements located in Portland, Oregon known as Lloyd Center and in Tampa, Florida known as WestShore Plaza (collectively, the “Properties”). The Company is the sole member of LC Portland, LLC, which owns Lloyd Center, a three level enclosed regional mall with approximately 1.5 million square feet (unaudited) of gross leasable area. Additionally, the Company is the sole member of Glimcher WestShore, LLC, which owns WestShore Plaza, an enclosed regional mall with approximately 1.1 million square feet (unaudited) of gross leasable area.

The Company is owned by BRE/GRJV Holdings, LLC, an affiliate of the Blackstone Group, which has a 60% membership interest, and GRT WSP-LC Holdings, LLC, an affiliate of Glimcher Properties Limited Partnership ("GPLP"), which has a 40% membership interest (collectively, the “Members”).

On March 26, 2010, GPLP conveyed the Properties to a wholly-owned entity, GRT Mall JV, LLC, at carryover basis.  GPLP then sold a 60% membership interest in the Company to BRE/GRJV Holdings, LLC, an independent third party.  Based upon a change in membership interest of only 60%, push-down accounting was not applied.  As such, the consolidated financial statements continue to be recorded at carryover basis.

Revenue Recognition

Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Percentage rents, which are based on tenants' sales as reported to the Company, are recognized once the sales reported by such tenants exceed any applicable breakpoints as specified in the tenants' leases. Recoveries from tenants for real estate taxes, insurance and other mall operating expenses are recognized as revenues in the period the applicable costs are incurred. Other revenues primarily consist of temporary tenant revenues, which are recognized as earned. Rents received in advance are deferred and recognized in the period earned.

Tenant Accounts Receivable

The allowance for doubtful accounts reflects the Company's estimate of the amount of the recorded accounts receivable at the balance sheet date that will not be recovered from cash receipts in subsequent periods. The Company's policy is to record a periodic general provision for doubtful accounts based on a percentage of revenues. The Company also periodically reviews specific tenant balances and determines whether an additional allowance is necessary. In recording such a provision, the Company considers a tenant's creditworthiness, ability to pay, probability of collection and consideration of the retail sector in which the tenant operates. The allowance for doubtful accounts is reviewed and adjusted periodically based upon the Company's historical experience.

Investment in Real Estate

Investment in real estate includes assets constructed or purchased at cost. Expenditures for major improvements are capitalized, and expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in the results of operations. Interest, real estate taxes and other carrying costs incurred during construction periods are capitalized and amortized on the same basis as the related assets.

Management evaluates the recoverability of its investment in real estate assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company records an impairment charge when there is an indicator of impairment and the undiscounted projected cash flows are less than the carrying amount for a particular property. The estimated cash flows used for the impairment analysis and the determination of estimated fair value are based on the Company's plans for the respective asset(s) and the Company's views of market and economic conditions. The Company evaluates each property that has material reductions in occupancy levels and/or net operating income and conducts a detailed evaluation of the respective property. The evaluation also considers factors such as current and historical rental rates, occupancies for the respective properties and comparable properties, sales contracts for certain land parcels and recent sales data for comparable properties. Changes in estimated future cash flows due to changes in the Company's plans or its views of market and economic conditions could result in recognition of impairment losses, which, under the applicable accounting guidance, could be substantial. The Company has not recognized any impairment charges in 2012, 2011, and 2010.

Depreciation expense for real estate assets is computed using the straight-line method and estimated useful lives for buildings and improvements of a weighted average composite life of 40 years, and three to ten years for equipment. Tenant improvements are amortized using the straight-line method over the terms of each lease. Cash allowances paid for improvements to real estate owned by retailers are capitalized as contract intangibles and amortized over the life of the related operating agreements. Cash allowances paid to tenants that are used for purposes other than improvements to the real estate are amortized as a reduction to minimum rents over the respective initial lease terms.

Accounting for Acquisitions

Westshore Plaza was acquired by GPLP in 2003. The fair value of the real estate acquired was allocated to acquired tangible assets, consisting of land, buildings, tenant improvements and equipment, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, and acquired in-place leases, based in each case on their relative fair values.

The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, based on a determination of the relative fair values of these assets. The fair value of an acquired property is determined using a variety of methods to estimate the fair value of the tangible assets.

In determining the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between a) the contractual amounts to be paid pursuant to the in-place leases and b) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The recorded above-market and below-market lease values are amortized as an adjustment to rental income over the initial lease term.

Intangibles associated with the acquisition of the WestShore Plaza include an asset for acquired above-market leases of $980 and $1,109 and a liability for acquired below-market leases of $2,805 and $3,361 at December 31, 2012 and 2011, respectively, which is reflected net of accumulated amortization. The net below-market lease intangible is being amortized as an increase to minimum rents on a straight-line basis over the terms of the leases that have a weighted average amortization period remaining of 7.3 years. Net amortization in 2012, 2011, and 2010 was $427, $538, and $448, respectively. Estimated future amortization of the intangibles, as an increase to minimum rents, will be as follows:

Year ending December 31,	Amount

2013	$396
2014	317
2015	317
2016	317
2017	317
Thereafter	161
Total	$1,825

Supplemental Disclosure of Interest and Tax Payments

Amounts paid for interest were $10,979, $11,238, and $8,630 in 2012, 2011, and 2010, respectively. Amounts paid for state and local taxes were $369, $170, and $85 in 2012, 2011, and 2010, respectively.

Cash and Cash Equivalents

For purposes of the statements of cash flows, all highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents. The carrying amounts approximate fair value.

Restricted Cash

Restricted cash consists primarily of cash held for real estate taxes and insurance, property reserves for maintenance, and expansion or leasehold improvements as required by the mortgage loan agreements described in Note 2 - "Mortgage Notes Payable."

Deferred Financing Costs

Costs incurred in obtaining financing are deferred and amortized to interest expense over the initial term of the mortgage notes using the straight-line method, which approximates the effective interest method.

Deferred Leasing Costs

Costs incurred in obtaining leases are deferred and amortized over the respective initial lease terms using the straight-line method. The costs are capitalized upon the execution of the lease and the amortization period begins the earlier of the store opening date of the date the tenant's lease obligation begins.

Derivative Instruments and Hedging Activities

The Company accounts for derivative instruments and hedging activities in accordance with ASC Topic 815 - “Derivatives and Hedging.” The objective of the guidance is to provide users of financial statements with an enhanced understanding of: a) how and why an entity uses derivative instruments; b) how derivative instruments and related hedged items are accounted for under this guidance; and c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Also, derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The change in fair value of derivative instruments that do not qualify for hedge accounting is recognized in earnings.

Advertising Costs

The Company promotes the Properties on behalf of its tenants through various media. Advertising is expensed as incurred and the majority of the advertising expense is recovered from the tenants through lease obligations. Advertising expense was $551, $621, and $500 for the years ended December 31, 2012, 2011, and 2010, respectively.

Income Taxes

The Company is not a federal tax-paying entity. Instead, the Company's members are liable for federal taxes relating to the Company's operations. Accordingly, no liability or provision for federal income taxes has been reflected in these financial statements. State and local taxes are insignificant.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Interest Expense, net

Interest expense, net consists of the following:

			Period from inception
			(March 26, 2010)
	Year Ended	Year Ended	through
	December 31,	December 31,	December 31,
	2012	2011	2010

Interest costs	$11,103	$11,223	$8,808
Amortization of financing costs	435	148	113
Total interest expense	11,538	11,371	8,921
Interest income	(6)	(6)	(7)
Capitalized interest	(218)	(516)	(350)
Interest expense, net	$11,314	$10,849	$8,564

Comprehensive Income

Comprehensive income includes net income or loss and unrealized gains and losses from fair value adjustments on certain derivative instruments.

Subsequent Events

Subsequent events that have occurred since December 31, 2012 that require recognition or disclosure in these financial statements are presented in Note 8 - "Subsequent Events."

2.    Mortgage Notes Payable

Mortgage notes payable consist of the following:

	2012	2011
Mortgage loan on Lloyd Center bearing interest at 5.25% per annum payable in monthly principal and interest payments with the remaining unpaid balance due in full on June 11, 2033. The Company has the option of prepaying the loan on or after June 11, 2013, without penalty. The loan is collateralized by Lloyd Center.	$118,186	$121,042

WestShore Plaza Mortgage Loan (a)	102,500	—

WestShore Plaza Mezzanine Loan (a)	20,000	—

Mortgage loan on WestShore Plaza bearing interest at 5.09% per annum payable in monthly principal and interest payments. The Company paid the balance in full on September 7, 2012. Prior to the extinguishment, the loan was collateralized by WestShore Plaza.	—	86,210
Total	$240,686	$207,252

(a) The WestShore Plaza mortgage loan and the WestShore Plaza mezzanine loan (collectively, the "WestShore Loans") require the borrower to make periodic payments of interest only with all outstanding principal and accrued interest being due and payable at the maturity date. The WestShore loans bear interest at the greater of 3.65% or LIBOR plus 3.15% per annum. The Company has capped the total interest rate at 7.15% through an interest rate cap. The WestShore loans have a maturity date of October 1, 2015, with two successive one-year extension options available, subject to certain conditions. The WestShore Plaza mortgage loan is collateralized by WestShore Plaza.

Future annual principal maturities on the mortgage notes payable (assuming optional pre-payment without penalty) are as follows:

Year ending December 31,	Amount

2013	$118,186
2014	—
2015	—
2016	—
2017	122,500

Total	$240,686

3.    Tenant Accounts Receivable, Net

The Company's tenant accounts receivable is comprised of the following components:

	2012	2011
Billed receivables	$1,668	$2,000
Straight-line receivables	3,193	3,219
Unbilled receivables	800	752
Less: allowance for doubtful accounts	(836)	(850)
Total	$4,825	$5,121

4.     Future Minimum Rental Income

The Company receives rental income from the leasing of retail shopping center space under operating leases with various expiration dates through the year 2030. The annual minimum future base rentals due under non-cancelable operating leases as of December 31, 2012 are as follows:

Year ending December 31,	Amount

2013	$28,416
2014	25,625
2015	20,779
2016	16,239
2017	13,739
Thereafter	45,868

Total	$150,666

Minimum future base rentals do not include percentage rents. Additionally, certain tenant leases require the reimbursement by the tenant of certain costs incurred in the operation of the Properties.

For leases that include scheduled rent increases during the lease term, rental revenues are recognized on a straight-line basis over the lease term. Rental revenue recognized less than amounts currently due under such leases totaled $26, $142, and $175 for the years ended December 31, 2012, 2011, and 2010, respectively.

Lloyd Center is anchored by the following tenants: Apollo College, Barnes & Noble, H&M, Lloyd Center Ice Rink, Lloyd Mall Cinemas, Macy's, Marshalls, Nordstrom, Old Navy, Ross Dress For Less, Saks Fifth Avenue and Sears. WestShore Plaza is anchored by AMC Theaters, H&M, JCPenney, Macy's, Old Navy, Saks Fifth Avenue, and Sears. No single tenant accounted for more than 10% of rental income during 2012, 2011, and 2010. The tenant base includes national, regional and local retailers; consequently the credit risk is concentrated in the retail industry.

5.    Related Party Transactions

Glimcher Development Corporation (“GDC”), a subsidiary of GPLP, has been contracted by the Company to provide legal, leasing and development services for the Properties. GPLP also provides management services. Under provisions of the above agreements, the Company was charged the following amounts by GDC and GPLP:

			Period from Inception
	Year-Ended	Year-Ended	(March 26, 2010)
	December 31,	December 31,	through
	2012	2011	December 31, 2010

Leasing commissions	$488	$552	$211
Legal fees	223	187	91
Temp tenant leasing commissions	207	234	187
Management fees	1,295	1,356	1,014

Total	$2,213	$2,329	$1,503

6.    Fair Value Measurements

The Company has categorized its financial assets and financial liabilities that are recorded at fair value into a hierarchy based on whether the inputs to valuation techniques are observable or unobservable. The fair value hierarchy contains three levels of inputs that may be used to measure fair value as follows:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access.

•
Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates and yield curves, that are observable at commonly quoted intervals.

•	Level 3 inputs are unobservable inputs for the asset and liability which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

At December 31, 2012, the Company's assets and liabilities measured at fair value on a recurring basis consisted of a liability of $25 related to the value of the Company's interest rate cap on the WestShore mortgage loan. There were no assets or liabilities recorded at fair value on a nonrecurring basis. At December 31, 2011, no assets or liabilities were measured at fair value on a recurring or nonrecurring basis.

The carrying values of cash and cash equivalents, restricted cash, tenant accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair values because of the short maturity of these financial instruments. Based on the discounted amount of estimated future cash flows using rates currently available to the Company for similar liabilities (3.68% - 4.24% and 4.39% - 4.50% per annum at December 31, 2012 and 2011, respectively), the fair value of the Company's mortgage notes payable are estimated to be $241,337 and $209,808 as of December 31, 2012 and 2011, respectively.

7.    Commitments and Contingencies

The Company is involved in lawsuits, claims and proceedings, which arise in the ordinary course of business. The Company is not presently involved in any material litigation. The Company makes a provision for a liability when it both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Although the outcome of any litigation is uncertain, the Company does not expect any such legal actions to have a material adverse effect on the Company's consolidated financial condition or results of operations taken as a whole.

8.    Subsequent Events

In January 2013, GRT Mall JV commenced marketing a group of outparcels that comprise approximately 205,000 square feet at the Lloyd Center.  The sale of these outparcels is expected to occur in 2013.  The fair value of the assets being marketed, which are comprised of land, buildings and tenant improvements, is in excess of their carrying value at December 31, 2012.